October 5, 2009
Ms. Melissa Walsh
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter Dated September 24, 2009 File No. 000-16284
Dear Ms. Walsh:
This letter will confirm my conversation of September 30, 2009 with Barbara C. Jacobs wherein TechTeam Global, Inc. was granted an extension from October 9, 2009 to October 23, 2009 to respond to your letter dated September 24, 2009 commenting on TechTeam Global, Inc.’s Form 10-K for the Fiscal Year ending December 31, 2008 and the Form 10-Q for the Quarterly Period ending June 30, 2009.
Your cooperation on granting this extension is greatly appreciated. Should you have any questions, please feel free to give me a call at (248) 213-3645.

Sincerely,
/s/ Michael A. Sosin

Michael A. Sosin
Corporate Vice President, General Counsel and Secretary